UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1 PRESS RELEASE DATED JULY 5, 2007

     We, LDK Solar Co., Ltd., have appointed Mr. Bing Xiang as an independent director to our board of directors, effective July 4, 2007. Mr. Xiang also serves on the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee of our board.
     Since 2002, Mr. Xiang has served as Dean and professor at Cheung Kong Graduate School of Business in Beijing, China. Prior to that, he held various positions as a professor of accounting at Peking University, The Chinese University of Hong Kong and China Europe International Business School. Mr. Xiang received his Ph.D. in Business Administration from the University of Alberta in Canada and a Bachelor of Engineering from Xi’an Jiaotong University in China.
     Effective July 4, 2007, a majority of the members of each of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee of our board of directors are independent directors. The new composition of the three committees is as follows:

Directors serving on the Audit Committee:	Louis T. Hsieh (Chairman)
Xiaofeng Peng
Bing Xiang

Directors serving on the Compensation Committee:	Xiaofeng Peng (Chairman)
Louis T. Hsieh
Bing Xiang

Directors serving on the Corporate Governance and Nominating Committee:

Xiaofeng Peng (Chairman)
Louis T. Hsieh
Bing Xiang

EXHIBITS

Exhibit
Number		Page
Exhibit 99.1	Press Release dated July 5, 2007	3

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Xiaofeng Peng
Name:	Xiaofeng Peng
Title:	Chairman and Chief Executive Officer

Date: July 5, 2007